[On Chapman and Cutler LLP Letterhead]

January 30, 2013

VIA EDGAR CORRESPONDENCE

Kieran Brown

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Municipal Trust
File Nos. 811-07873 and 333-14725

Dear Mr. Brown:

This letter responds to your comments given during a phone conversation on January 18, 2013 regarding the registration statement filed on Form N-1A for Nuveen Municipal Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on November 16, 2012, which relates to a new series of the Trust, Nuveen Short Duration High Yield Municipal Bond Fund (the “Fund”).

PROSPECTUS

COMMENT 1 - FUND SUMMARY - ANNUAL FUND OPERATING EXPENSES

Please confirm that the expiration date of the fee waiver included in the Annual Fund Operating Expenses table is at least one year from the date of the prospectus.

RESPONSE TO COMMENT 1

The Fund’s investment adviser, Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors”), has agreed to waive fees and/or reimburse expenses so that total annual fund operating expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) for the Fund do not exceed 0.65% through April 30, 2016, which is over a year from the date of the prospectus. This disclosure is in the prospectus in footnote 4 to the Annual Fund Operating Expenses table and under “How We Manage Your Money - Who Manages the Fund - Management Fees.”

COMMENT 2 - FUND SUMMARY - EXAMPLE

Please revise the Example to include costs for “1 Year” and “3 Years” only.

RESPONSE TO COMMENT 2

The Example has been revised to include costs only for “1 Year” and “3 Years.”

COMMENT 3 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

Please disclose whether the principal investment strategy of investing 80% of net assets in municipal bonds that pay interest that is exempt from regular federal personal income tax is a fundamental policy of the Fund.

RESPONSE TO COMMENT 3

The Fund has adopted a fundamental investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940 (the “Name Policy”) whereby the Fund, under normal market conditions, will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in municipal bonds that pay interest that is exempt from regular federal personal income tax. As a result, the Fund’s Name Policy may not be changed without shareholder approval. This disclosure has been added to the prospectus and the statement of additional information.

COMMENT 4 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

Please indicate the percentage of the Fund’s investments in junk bonds.

RESPONSE TO COMMENT 4

The Fund generally invests at least 65% of its net assets in low-to-medium-quality bonds rated BBB/Baa or lower by at least one independent rating agency.

COMMENT 5 - FUND SUMMARY - PRINCIPAL RISKS

Under the “Derivatives Risk,” please describe the risks specific to those derivatives used as a principal investment strategy.

RESPONSE TO COMMENT 5

The Derivatives Risk has been revised to state: “Derivatives Risk—The use of derivatives involves additional risks, such as liquidity, interest rate, counterparty, market, credit and management risks, and transaction costs which could leave the Fund in a worse position than if it had not used these instruments. Derivatives may entail investment exposures that are greater than their cost would suggest. As a result, a small investment in derivatives could have a large impact on performance. Recent legislation requires the development of a new regulatory framework for the derivatives market. The impact of the new regulations is still unknown, but has the potential to increase the costs of using derivatives, may limit the availability of some forms of derivatives or the Fund’s ability to use derivatives, and may adversely affect the performance of some derivative instruments used by the Fund as well as the Fund’s ability to pursue its investment objective through the use of such instruments.”

Additionally, we have added disclosure to the derivatives risk in the section “How We Manage Your Money - What the Risks Are - Principal Risks” specific to the risks associated with swap agreements and futures contracts.

COMMENT 6 - HOW WE MANAGE YOUR MONEY - WHO MANAGES THE FUND

Please provide the assets under management as of a recent date for Nuveen Fund Advisors, Inc. and its affiliates.

RESPONSE TO COMMENT 6

The amount of assets under management of the Nuveen family of advisers as of September 30, 2012 has been added to the prospectus.

COMMENT 7 - HOW WE MANAGE YOUR MONEY - WHO MANAGES THE FUND

For the portfolio managers, please clarify how long each portfolio manager has had his or her current responsibilities. If each portfolio manager has not had his or her current responsibilities for at least the past five years, please describe the portfolio manager’s responsibilities for the past five years.

RESPONSE TO COMMENT 7

The prospectus has been revised in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 8 - INVESTMENT RESTRICTIONS

In the “Investment Restrictions” section of the Statement of Additional Information (“SAI”), please add disclosure to investment restriction number (8) that the limitation will be applicable to municipal bonds if their income is derived from a specific project, in which case the securities are deemed to be from the industry of that project.

RESPONSE TO COMMENT 8

The following disclosure has been added: “For purposes of applying the limitation set forth in number 8 above, to the extent that the income from a municipal bond is derived from a specific project, the securities will be deemed to be from the industry of that project.”

COMMENT 9 - LIMITATIONS ON THE USE OF FUTURES AND FUTURES OPTIONS

Please provide updated language regarding the requirements of CFTC Rule 4.5.

RESPONSE TO COMMENT 9

The SAI has been revised in response to this comment.

COMMENT 10 - INVERSE FLOATING RATE MUNICIPAL SECURITIES

Move certain of the disclosure regarding inverse floating rate municipal securities to the prospectus, as appropriate.

RESPONSE TO COMMENT 10

The following sentence has been added to the fund summary:

The Fund will only invest in inverse floating rate securities whose underlying bonds are rated A or higher.

COMMENT 11 - SHARES OF BENEFICIAL INTEREST

Please disclose whether there are any 5% owners of record of the outstanding shares of each class of stock of the Fund.

RESPONSE TO COMMENT 11

The following disclosure has been added: “As of February 1, 2013, the Fund was aware of no person who owned of record 5% or more of the outstanding shares of each class of stock of the Fund.”

COMMENT 12 - PORTFOLIO MANAGERS

With respect to a portfolio manager’s cash bonus being influenced by the financial performance of Nuveen Asset Management based on its operating earnings, are the bonuses based on pre- or post-tax earnings?

RESPONSE TO COMMENT 12

The bonuses are based on pre-tax earnings.

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren